NEW YORK STATE ELECTRIC & GAS CORPORATION

180 S. CLINTON AVENUE, 5th FLOOR

ROCHESTER, NY 14607

January 28, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Hodan Siad, Office of Structured Finance
Arthur Sandel, Office of Structured Finance

Re:	New York State Electric & Gas Corporation

NYSEG Storm Funding, LLC

Registration Statement on Form SF-1

File Nos. 333-283456 and 333-283456-01

Dear Ms. Siad and Mr. Sandel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New York State Electric & Gas Corporation and NYSEG Storm Funding, LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on January 30, 2025 at 12:00 p.m. E.T., or as soon as practicable thereafter.

Please call or email Adam R. O’Brian or Michael F. Fitzpatrick, Jr. of Hunton Andrews Kurth LLP at (212) 309-1043 or (212) 309-1071, respectively, or aobrian@huntonak.com or mfitzpatrick@huntonak.com, respectively, as soon as the registration statement has been declared effective.

Very truly yours,

New York State Electric & Gas Corporation

By:	/s/ Michael Panichi
Name:	Michael Panichi
Title:	Treasurer

cc:	Adam R. O’Brian, Hunton Andrews Kurth LLP

Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP